Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 18,360 Registration Statement Nos. 333-293641; 333-293641-01 Dated August 27, 2026; Filed pursuant to Rule 433

Worst-of AAXJ and EWJ Buffered PLUS due September 14, 2028

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement, tax supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underliers:	iShares® MSCI All Country Asia ex Japan ETF (AAXJ) and iShares® MSCI Japan ETF (EWJ)
Leverage factor:	157%
Buffer amount:	10% (90% maximum loss)[1]
Pricing date:	September 10, 2026
Observation date:	September 11, 2028
Maturity date:	September 14, 2028
CUSIP:	61781DG28
Estimated value:	$979.50 per security, or within $35.00 of that estimate
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988226041905/ms18360_424b2-28347.htm

1All payments are subject to our credit risk

Hypothetical Payment at Maturity1

The payment at maturity will be based solely on the performance of the worst performing underlier, which could be either underlier. The payoff diagram and table below illustrate the payment at maturity for a range of hypothetical performances of the worst performing underlier over the term of the securities.

The Worst Performing Underlier
The Securities
Stated Principal Amount
Minimum Payment at Maturity
Payment at Maturity per Security
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
% Change in Closing Level

Upside Scenario	If the worst performing underlier appreciates 5%, investors will receive $1,078.50 per security, or 107.85% of the stated principal amount.
Par Scenario	If the worst performing underlier depreciates 5%, investors will receive $1,000 per security.
Downside Scenario	If the worst performing underlier depreciates 95%, investors will lose 85% of their principal and receive only $150 per security at maturity, or 15% of the stated principal amount.

% Change in Closing Level of the Worst Performing Underlier	Payment at Maturity per Security
+100.00%	$2,570.00
+50.00%	$1,785.00
0.00%	$1,000.00
-10.00%	$1,000.00
-11.00%	$990.00
-50.00%	$600.00
-100.00%	$100.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlier(s)

For more information about the underlier(s), including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities provide for only the minimum payment at maturity and do not pay interest.

●The amount payable on the securities is not linked to the values of the underliers at any time other than the observation date.

●The market price of the securities may be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●As discussed in more detail in the accompanying product supplement, investing in the securities is not equivalent to investing in the underlier(s).

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Underlier(s)

●Because your return on the securities will depend upon the performance of the underlier(s), in addition to any risks described further below, the securities are subject to the following risk(s) discussed in more detail in the accompanying product supplement.

oYou are exposed to the price risk of each underlier.

oBecause the securities are linked to the performance of the worst performing underlier, you are exposed to a greater risk of not receiving a positive return on the securities and/or sustaining a loss on your investment than if the securities were linked to just one underlier.

oAdjustments to an underlying fund or the index tracked by such underlying fund could adversely affect the value of the securities.

oThe performance and market price of an underlying fund, particularly during periods of market volatility, may not correlate with the performance of its share underlying index, the performance of the component securities of its share underlying index or the net asset value per share of such underlying fund.

oThe anti-dilution adjustments the calculation agent is required to make do not cover every event that could affect an underlying fund.

oThere are risks associated with investments in securities linked to the value of foreign equity securities.

oThere risks associated with investments in securities linked to the value of emerging markets securities.

oSecurities linked to certain underliers are subject to currency exchange risk.

●Recent executive orders could adversely affect your investment in the securities.

●Investing in the securities exposes investors to risks associated with investments in securities linked solely to the value of Japanese equity securities.

Risks Relating to Conflicts of Interest

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities– United States federal income tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.